

September 2, 2014

<u>Via E-mail</u>

Brad Anderson
Chief Financial Officer
Amtech Systems, Inc.
131 South Clark Drive
Tempe, Arizona 85281

   Re: **Amtech Systems, Inc.**
     Form 10-K for the fiscal year ended September 30, 2013
     Filed December 11, 2013
     File No. 000-11412

Dear Mr. Anderson:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Brian Cascio

            Brian Cascio
            Accounting Branch Chief